

June 26, 2015

John Weinhardt
President and Chief Executive Officer
Unique Fabricating, Inc.
800 Standard Parkway
Auburn Hills, MI 48326

> **Re: Unique Fabricating, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 22, 2015**
> **File No. 333-200072**

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 19, 2015 letter.

Capitalization, page 25

1. Please revise your introductory paragraph to the capitalization table to include a bullet point which states you are also giving effect to the reclassification of redeemable common stock from temporary equity to permanent equity.

Unaudited Pro forma Condensed Consolidated Financial Information, page 29

2. Please revise the column heading "As Adjusted Before Offering" to "Unique" as it represents your historical results of operations for the twelve weeks ended March 29, 2015. Similarly revise the table heading on page 30 under footnote (3).

Properties, page 61

3. We note your revised disclosure on page 44 that construction on a new facility in Lafayette, GA was substantially completed in April 2015. To the extent that property has

not yet been completely constructed, please disclose that here by a footnote to the table or otherwise.

Plan of Distribution; Underwriting, page 84

4. Please include a table in this section that will show the respective number of shares each underwriter will agree to purchase pursuant to the underwriting agreement. Please refer to Item 508 of Regulation S-K.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Ira A. Rosenberg
        Sills Cummis & Gross, P.C.